10026041

SECUR SION

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ANNUAL AUDITED REPORT
~~FORM X-17A-5~~
PART III

SEC FILE NUMBER
8- 40822

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Coastal Equities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

602 Main Street, Suite 801
(No. and Street)

Cincinnati (City) OH (State) 45202 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael A. Mueller 513-619-1100
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Clark, Schaefer, Hackett & Co.
(Name – *if individual, state last, first, middle name*)

105 East Fourth Street, Suite 1500 (Address) Cincinnati, (City) OH (State) 45202 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

TA 3/2

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Mail Processing Section
FEB 26 2010
Washington, DC
121

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael A. Mueller, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Coastal Equities, Inc., as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NANCY C. SCHWART
NOTARY PUBLIC, STATE OF OHIO
MY COMMISSION EXPIRES 09-23-11

Signature

CEO
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Stockholder
Coastal Equities, Inc.

We have audited the accompanying statement of financial condition of Coastal Equities, Inc. as of December 31, 2009, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Coastal Equities, Inc. as of December 31, 2009, and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 9 through 15 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Clark, Schaefer, Hackett & Co.

Cincinnati, Ohio

February 24, 2010

105 east fourth street, ste. 1500
cincinnati, oh 45202

www.cshco.com
p. 513.241.3111
f. 513.241.1212

Confidential - Do Not Publish

Coastal Equities, Inc.
Statement of Financial Condition
December 31, 2009

Assets:

Cash and cash equivalents	$	48,757
Accounts receivable:		
Commissions		88,900
Rep reimbursements		14,218
Prepaid expenses		6,599
Equipment and furnishings, net of accumulated depreciation of $25,697		693
Investments		16,868
Deposit with correspondent broker		25,151
	$	201,186

Liabilities and Stockholder's Equity:

Commissions payable	$	92,025
Accounts payable		5,292
Accrued expenses		-
Total liabilities		97,317
Stockholder's equity:		
Common stock, $.01 par value		
Authorized 200,000 shares		
Issued and outstanding 10,000 shares		100
Capital in excess of par value		29,441
Retained earnings		74,328
		103,869
	$	201,186

See accompanying notes to financial statements.

Coastal Equities, Inc.
Statement of Operations
Year Ended December 31, 2009

Revenues:	
Commissions	$ 1,020,284
Rep. reimbursements	135,504
Interest rebates from clearing corporation	89,983
Unrealized gain on investments	2,643
Earnings from investments	1,695
Other	4,958
	1,255,067
Expenses:	
Leased employee expense	150,769
Commissions	739,927
Clearing charges	136,344
Registration and regulatory fees	52,259
Office supplies and expense	19,835
Telephone	17,328
Rent	33,292
Travel and entertainment	8,406
Advertising	91
Software maintenance	5,330
Legal, accounting and consulting	21,251
Depreciation	1,173
Insurance	33,079
Taxes	244
Other	4,974
	1,224,302
Net income	$ 30,765

See accompanying notes to financial statements.

Coastal Equities, Inc.
Statement of Stockholder's Equity
Year Ended December 31, 2009

		Common Stock	Capital in Excess of Par Value	Retained Earnings	Accumulated Other Comprehensive Loss	Total
Balance, January 1	$	100	29,441	46,983	(3,420)	73,104
Net income				30,765		30,765
Comprehensive Income						
Other comprehensive income						
Reversal of unrealized holding loss				(3,420)	3,420	-
Comprehensive income (loss)					3,420	30,765
Dividends paid		-	-	-	-	-
Balance, December 31	$	100	29,441	74,328	-	103,869

See accompanying notes to financial statements.

Coastal Equities, Inc.
Statement Of Cash Flows
Year Ended December 31, 2009

Cash flows from operating activities:		
Net income	$	30,765
Adjustments to reconcile net income to cash provided by operating activities:		
Depreciation		1,173
Unrealized gain on investments		(2,643)
Changes in operating assets and liabilities:		
Accounts receivable		(36,443)
Prepaid expenses		(74)
Commissions payable		29,840
Accounts payable		2,071
Accrued expenses		(12,863)
Net cash provided by operating activities		11,826
Cash flows from investing activities:		
Securities purchased		(46)
Net cash used by Investing activities		(46)
Cash flows from financing activities:		
Dividends paid		-
Change in cash and cash equivalents		11,780
Cash and cash equivalents, beginning of year		36,977
Cash and cash equivalents, end of year	$	48,757

See accompanying notes to financial statements.

CONFIDENTIAL – DO NOT PUBLISH

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

The following accounting principles and practice of Coastal Equities, Inc. (the "Company") are set forth to facilitate the understanding of data presented in the financial statements:

Description of business operations
Coastal Equities, Inc. is an Ohio Subchapter S corporation operating as a securities broker and dealer registered with the Financial Industry Regulatory Authority ("FINRA") and the Securities and Exchange Commission ("SEC").

The Company has independent brokers who operate offices in Massachusetts, Arizona, New Hampshire, Michigan, Florida and Ohio. Its primary source of revenue is commissions for providing brokerage services to small businesses and individuals. Each broker receives a share of the commissions earned, and is responsible for his or her own expenses.

Use of estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Revenue recognition
The Company records revenues and expenses (commissions and brokerage expenses) directly related to security transactions on a settlement date basis, which approximates trade date basis.

Cash and cash equivalents
The Company considers all bank accounts and all highly liquid debt instruments purchased with original maturities of less than three months.

Investments
Investments consist of common stocks and a mutual fund and are valued at fair value. Unrealized gains or losses are included in net income. The first-in, first-out method is used to determine realized gains and losses. Prior to 2009, the Company recorded unrealized gains and losses to other comprehensive income in the equity secton of the balance sheet. This treatment is not appropriate for broker/dealers, therefore, other comprehensive income has been reversed to retained earnings.

Property and equipment
Property and equipment are stated at cost and are being depreciated over estimated useful lives of five years using the straight-line method.

Income taxes
The Company, with the consent of its stockholder, has elected to be taxed as an "S" corporation. The stockholder is personally liable for the Company's taxable income. Therefore, no provision or liability for federal and state income taxes is reflected in these financial statements.

Uncertain tax positions

The Company adopted the provisions *Accounting for Uncertainty in Income Taxes* on January 1, 2009. Those provisions clarify the accounting and recognition for income tax positions taken or expected to be taken in the Company's income tax returns. The Company's income tax filings are subject to audit by various taxing authorities. The Company's open audit periods are 2006–2008. The Company's policy with regard to interest and penalty is to recognize interest through interest expense and penalties through other expense. In evaluating the Company's tax provisions and accruals, future taxable income, and the reversal of temporary differences, interpretations and tax planning strategies are considered. The Company believes their estimates are appropriate based on current facts and circumstances.

Subsequent events

The Company evaluates events and transactions occurring subsequent to the date of the financial statements for matters requiring recognition or disclosure in the financial statements. The accompanying financial statements consider events through February 24, 2010.

2. DEPOSIT WITH CORRESPONDENT BROKER:

Because the Company does not handle customer securities or trades directly, it has entered into a relationship with a clearing, or correspondent, broker. As part of the terms of its contract with this broker, it maintains with them a $25,000 deposit, held in a money-market fund. Interest earned on this account inures to the benefit of the Company.

3. FAIR VALUE MEASUREMENTS:

Generally accepted accounting principles define fair value, establish a framework for measuring fair value, and establish a fair value hierarchy that prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach are used to measure fair value. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

The carrying amounts of financial instruments including cash, accounts receivable, deposits with corresponding broker and accounts and commission payables approximated fair value as of December 31, 2009, because of the relatively short maturity of these instruments.

The following tables present the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2009.

Fair Value Measurements at Reporting Date Using

	Quoted prices in active markets for identical asset (Level 1)	Total at 12/31/09
Mutual funds	$ 16,789	$ 16,789
Common stocks	79	79
	$ 16,868	$ 16,868

4. LEASE COMMITMENT:

The Company leases its office facility with monthly payments of $2,675 through June 2014. The agreement calls for increases in the base rent each July 1st based on the consumer price index. The Company sub-leases a portion of its space to three related broker representatives for $1,350 per month under an informal month to month arrangement. Rent expense is $33,292 in the accompanying statement of operations. Sub-lease income is recorded as rep. reimbursements in the accompanying statement of operations.

5. DEFINED CONTRIBUTION PENSION PLAN:

The Company terminated its SEP/IRA defined contribution pension plan at the end of 2008. Consequently, there were no contributions made in 2009.

6. NET CAPITAL REQUIREMENTS:

Pursuant to the net capital provision of rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. As of December 31, 2009, the Company's net capital requirement was $6,488, and its defined net capital and aggregate indebtedness to net capital ratio was $79,334 and 1.23 to 1, respectively. In compliance with the SEC Rule 17a5-(d)(4), there were no differences between the net capital computation presented on page 9 of this audit and the fourth quarter FOCUS IIA.

SUPPLEMENTARY INFORMATION

Coastal Equities, Inc.
Computation of Net Capital Pursuant to Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2009

Net capital		
Total stockholders' equity		$ 103,869
Deduct:		
Non-allowable assets-		
Worthless securities account	$ 254	
Furniture, equipment and improvements, net	693	
Prepaid expenses	6,599	
Rep reimbursements	14,218	
Haircut on securities	2,771	
		24,535
Net Capital		$ 79,334
Aggregate indebtedness:		
Accounts payable and accrued liabilities		$ 97,317
Ratio of aggregate indebtedness to net capital		122.67%
Minimum net capital required to be maintained (greater of $5,000 or 6-2/3% of aggregate indebtedness)		$ 6,488
Excess net capital		$ 72,846
Excess net capital at 1000% (net capital less 10% aggregate indebtedness)		$ 69,602

See accompanying notes to financial statements.

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC 17A-5

To the Board of Directors and Stockholder
Coastal Equities, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Coastal Equities, Inc., as of and for the year ended December 31, 2009 in accordance with auditing standards generally accepted in the United States of America, we considered its internal control structure over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making periodic computations of aggregate indebtedness and net capital under Rule 17a-3(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which management has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risks that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

105 east fourth street, ste. 1500
cincinnati, oh 45202

www.cshco.com
p. 513.241.3111
f. 513.241.1212

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we identified the following deficiencies in internal control that we considered to be material weaknesses, as defined above. These conditions were considered in determining the nature, timing, and extent of the procedures performed in our audit of the financial statements of Fourth Street Financial Group, Inc. as of and for the year ended December 31, 2009, and this report does not affect our report thereon dated February 24, 2010. There is not adequate segregation of duties in the accounting function as the bookkeeper has the ability to prepare checks, sign checks, mail checks, reconciles the checking account and maintains the general ledger. Finally, the Company does not have the technical ability to prepare their own audited financial statements. Management does oversee these functions on a regular basis. These are common among companies this size.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Clark, Schaefer, Hackett & Co.

Cincinnati, Ohio
February 24, 2010

INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Board of Directors and Shareholders
Coastal Equities, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the period from April 1, 2009 to December 31, 2009, which were agreed to by Coastal Equities, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Coastal Equities, Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Coastal Equities, Inc.'s management is responsible for the Coastal Equities, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries noting no differences;

Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2009 less revenues reported on the FOCUS reports for the period from January 31, 2009 to March 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the period from April 1, 2009 to December 31, 2009 noting no differences;

Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences;

Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers noting no differences; and

There was no overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed. Therefore, this procedure was not applicable.

105 east fourth street, ste. 1500
cincinnati, oh 45202

www.cshco.com
p. 513.241.3111
f. 513.241.1212

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Clark, Schaefer, Hackett & Co.

Cincinnati, Ohio
February 24, 2010

SIPC-7T
(29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION
805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300
Transitional Assessment Reconciliation

SIPC-7T
(29-REV 12/09)

(Read carefully the instructions in your Working Copy before completing this Form)

WORKING COPY

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

8-40822 FINRA DEC
COASTAL EQUITIES, INC.
602 Main Street
Suite 801
Cincinnati, OH 45202

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Karen Gendron
603-502-4560

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 1194
   B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) (630.—)
   8-4-09 $481.00 1-8-09 150.00
   Date Paid
   C. Less prior overpayment applied (—)
   D. Assessment balance due or (overpayment) 564.—
   E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum —
   F. Total assessment balance and interest due (or overpayment carried forward) $ 564.—
   G. PAID WITH THIS FORM:
   Check enclosed, payable to SIPC
   Total (must be same as F above) $ 564.—
   H. Overpayment carried forward $(—)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):
N/A

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Coastal Equities, Inc
(Name of Corporation, Partnership or other organization)

____
(Authorized Signature)

Dated the ____ day of ______________, 20____.

____
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending Dec 31, 2009
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 985,763

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions Ø

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. 430,116

(2) Revenues from commodity transactions. —

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. 72,524

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. 3997

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. CD's 1,361

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). —

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): —

______

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ —

(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ —

Enter the greater of line (i) or (ii) —

Total deductions 507998

2d. SIPC Net Operating Revenues $ 477,765

2e. General Assessment @ .0025 $ 1,194

(to page 1 but not less than $150 minimum)

SINCE 1938

At Clark Schaefer Hackett, we are the sum of our individuals. Each team member's training and experience are well-suited for each client's purpose and goals. We are committed to providing insightful and customized service — from efficient compliance to sophisticated consulting — to help each client prosper today and plan for future success.